Independent Auditors' Consent

The Board of Directors of Nationwide Life Insurance Company and
Contract Owners of Nationwide VLI Separate Account - 5:




We consent to the use of our reports for Nationwide VLI Separate Account-5 dated February 20, 2004 and for Nationwide Life Insurance Company and subsidiaries dated March 11, 2004, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No. 333-46412). Our report covering the December 31, 2001 financial statements for Nationwide Life Insurance Company and subsidiaries refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets.





KPMG LLP
Columbus, Ohio
April 20, 2004